SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

TAT TECHNOLOGIES LTD.
(Name of Registrant)

  Giborei Israel 7, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated February 6, 2023 re TAT Technologies Ltd. announces the signing of a 5-year contract extension with a global air carrier for APU MRO services.

 TAT Technologies signs a 5-year contract extension with a
global air carrier for APU MRO services with an estimated
revenues of $50 million

Netanya, Israel, February 6, 2023 – TAT Technologies Ltd. (TASE: TAT Tech, NASDAQ: TATT), a leading supplier of products and services for the commercial and military aviation industries and the ground defense industries, announces a significant contract expansion with a global air carrier.

This contract extension is a result of a very successful partnership between the companies over the last 5 years. As part of this contract, TAT will provide MRO services to the airline’s GTCP331 model APUs. TAT estimates revenues from this contract to be $50 million ($10 million per year).

In 2020 and 2021, TAT (through its fully owned subsidiary Piedmont Aviation components from Greensboro North Carolina) signed several strategic contracts with the aviation giant Honeywell. Under these contracts, TAT was awarded a 10-year license for repair and overhaul of APUs for Boeing and Airbus’s key platforms, including B737, B777, B767/757 and A320 aircrafts and the C17 which is used for military purposes. The Company is also engaged in APUs leases to airlines, mainly for B777 aircraft, under an exclusive 10-year contract with Honeywell.  Piedmont has completed its facility upgrades required to start MRO operations for the GTCP331-500 (B777) and expects to complete the same for the GTCP131-9 (A320/B737) within the coming months.

Igal Zamir, CEO of TAT: “We are extremely happy with the extension of this contract. Following a very comprehensive bid process, the customer awarded us with this contract which speaks to our price strategy, proven high level of service and great relationship. The contract is a significant milestone in realizing the strategic value of the contracts signed with Honeywell over the past 24 months and a testimony to TAT’s ability to serve large fleets. By extending this contract, TAT Piedmont is now clearly the global market leader in MRO for the 331-series APU to the leading air carriers. This contract will further improve the profitability and operating efficiency of our subsidiary Piedmont and will significantly contribute to TAT's group consolidated results for following years to come”.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: February 6, 2023